Exhibit 99.1

Quarterly Report First Quarter - Fiscall 2007

YM BioSciences Inc.
Letter to Shareholders
Fiscal First Quarter ended September 30, 2006

Dear Shareholders:

During the fiscal first quarter, we continued to advance our three late-stage products, tesmilifene, nimotuzumab and AeroLEF™, through numerous clinical trials. Following the quarter, YM was declared one of the top five late-stage life sciences companies in Canada by the annual “Top 10 Life Science Companies Competition” which has been in place since 1999.

Tesmilifene:
The pivotal Phase III trial for tesmilifene is rapidly nearing completion. During the quarter, the independent Data Safety Monitoring Board (DSMB) for this trial made its second recommendation that the trial proceed as planned, demonstrating that the product remains safe and indicating that the data have the prospect of becoming positive as they mature. We anticipate that the third of a number of interim analyses will be completed shortly and that the complete set of mature data for our lead anti-cancer drug will be available in calendar 2007.

The tesmilifene trial compares the use of our drug plus epirubicin and cyclophosphamide to epirubicin and cyclophosphamide alone and operates under a Special Protocol Agreement with the FDA. In collaboration with Sanofi-Aventis, we are also concurrently evaluating tesmilifene in combination with Taxotere® (docetaxel) in a Phase I/II trial, also for the treatment of rapidly progressing metastatic breast cancer. Tesmilifene is also being developed for the treatment of gastric cancer and hormone-refractory prostate cancer, having demonstrated the potential to act with numerous chemotherapies against multiple tumour types.

Nimotuzumab:
For nimotuzumab, we were pleased to report that during the quarter, the Office of Foreign Assets Control (OFAC) of the U.S. Treasury Department approved a license that allows YM to import nimotuzumab into the U.S. for the purpose of a clinical trial in children with inoperable brain cancer (intrinsic diffuse pontine glioma). The OFAC license is an important achievement in our efforts to advance nimotuzumab in the U.S.

Concurrently, we are advancing nimotuzumab internationally through a broad multi-national development program involving numerous partners. We recently strengthened this co-operative development consortium significantly by licensing nimotuzumab to Daiichi Pharmaceutical Co., Ltd., a wholly owned subsidiary of Daiichi Sankyo Company, Limited, for Japan. Our European partner, Oncoscience AG, continues to enroll patients in its Phase III trial of nimotuzumab in pediatric glioma in Europe. Recruitment for this trial is expected to be completed in the first half of calendar 2007. A multi-center Phase I/II trial comparing the combination of nimotuzumab with radiation against radiation alone in patients with non-small-cell lung cancer (NSCLC) unfit for chemotherapy is also underway, with recruitment expected to be complete by the end of 2007 or early 2008. This trial is being conducted by YM and is expected to be expanded into South Korea through YM partner Kuhnil Pharmaceutical Company of Seoul, Korea.

AeroLEF™:
Progress was also made in the development of AeroLEF™, our unique, inhaled-delivery composition of free and liposome encapsulated fentanyl for the treatment of moderate to severe acute pain, including cancer pain. We recently presented results of the open-label portion of our Phase IIb study of AeroLEF™ in post-surgical patients at the American Society of Anesthesiologists Annual Meeting in Chicago in October 2006. The results demonstrated that patients are able to successfully self-titrate AeroLEF™ for managing acute pain and give us the confidence to further expand the product’s clinical development into patients with cancer pain.

Interim results from the randomized, placebo-controlled portion of the Phase IIb trial were also announced during the quarter. That analysis of data from the first 67 patients from the trial indicated that AeroLEF™ provided benefit when comparing the treatment arm to placebo, but not the degree of difference that would permit an early stopping. Since the study was powered to detect benefit at full recruitment, it will continue as planned to enroll the original target of 99 randomized patients. The full data is anticipated early in calendar 2007.

Corporate highlights:
For the second year in a row, I am pleased to report that YM BioSciences was declared a finalist of Canada’s Top 10 Life Science Companies Competition subsequent to the end of the quarter. These awards are presented to growth-oriented companies and are chosen by an independent expert panel of Canadian and U.S. venture capitalists. In particular, the Company was again declared one of Canada’s top five Later Stage Companies within the competition, which also presents awards to five early-stage companies.

On behalf of the Board of Directors, I would like to thank all of our shareholders for your support and YM’s staff for their tireless efforts and ongoing commitment. We advance through fiscal 2007 well capitalized, driving a broad portfolio of products toward significant near-term milestones.

Sincerely,

David G.P. Allan
Chairman and CEO
YM BioSciences Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended September 30, 2006.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months ended September 30, 2006 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the fiscal years ended June 30, 2006 and June 30, 2005 and notes thereto.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) for interim financial statements. All amounts presented are in Canadian dollars unless otherwise stated. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our unaudited consolidated interim financial statements, are set out in Note 10 to the unaudited consolidated interim financial statements for the three months ended September 30, 2006.

FORWARD-LOOKING STATEMENTS
This MD&A contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

NATURE OF OPERATIONS

The Company is a development stage company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products.

Although the Company originally did not intend to establish its own manufacturing or marketing infrastructure for its products, the Company may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended Sept. 30, 2006	Three months ended Sept. 30, 2005

Out-licensing revenue	$793,085	$88,508
Interest income	894,712	154,499

Expenses:
General and administrative	1,880,889	1,427,899
Licensing and product development	7,864,866	4,776,009

Loss for the period	8,143,775	5,923,846
Deficit, beginning of period,	86,566,501	60,751,894

Deficit, end of period	$94,710,276	$66,675,740

Basic and diluted loss per common share	$0.15	$0.15

Total Assets	$104,113,795	$34,122,716

RESULTS OF OPERATIONS

Revenue from out-licensing comes from: a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for tesmilifene for the South Korean market; from an August 2005 agreement with Kuhnil Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for nimotuzumab for the South Korean market; from a January 2006 agreement with Innogene Kalbiotech Private Limited to which the Company licensed the commercial rights for nimotuzumab for several countries in Asia and Africa; and from a July 2006 agreement with Daiichi Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for nimotuzumab for the Japanese market. Interest income in the first quarter of fiscal 2007 has increased by $740,213 compared to the same quarter in fiscal 2006. This can be mainly attributed to the significant increase in cash raised by the Company from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation in May 2006, and licensing payments from Daiichi pursuant to the agreement signed in July 2006.

Licensing and product development expenses for the three months ended September 30, 2006 increased by $3,088,857 over the same period last year due to the addition of the senior management team recruited as part of the Eximias acquisition in May 2006 (approximately $1,200,000, licensing success fees (approximately $600,000), costs associated to manufacturing and development of nimotuzumab ($1,400,000) ), and staff bonuses under the Licensing Bonus Plan (approximately $800,000) as described in the Management Information Circular dated October 10, 2006 under “Report on Executive Compensation”.  Costs related to tesmilifene for the three month period ended September 30, 2006 decreased by $1,082,000 to approximately $1,518,000 compared to $2,600,000 for the comparable period last year. This decrease is mainly attributed to reduced costs associated with the Phase III clinical trial in patients with metastatic and recurrent breast cancer which has now completed recruitment and treatment of patients.

General and administrative expenses for the three months ended September 30, 2006 increased approximately $452,990 over the comparable period last year. This resulted primarily from the licensing bonus payments and an increase in stock-based compensation expense. Stock-based compensation increased by $232,295 from $286,919 to $519,214.

SUMMARY OF QUARTERLY RESULTS

	AS PREVIOUSLY REPORTED
	Revenue	Net Loss	Basic and diluted loss per Common Share
September 30, 2006	$1,687,797	$8,143,775	$0.15
June 30, 2006	$1,072,000	$8,581,990	$0.16
March 31, 2006	$684,456	$5,772,479	$0.13
December 31, 2005	$549,230	$5,536,292	$0.14
September 30, 2005	$243,007	$5,923,846	$0.15
June 30, 2005	$258,787	$6,482,670	$0.18
March 31, 2005	$203,108	$4,277,762	$0.12
December 31, 2004	$521,524	$2,830,164	$0.08

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

With consideration of the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at September 30, 2006 are sufficient to support the Company’s activities beyond the next 12 months.

The Company's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Company completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net cash proceeds of $18,972,307). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $3.75 at any time up to September 30, 2007. As part of the compensation for their services, the Company issued warrants to the underwriters entitling the holders to purchase 462,211 units at the offering price for a period of 36 months, ending September 30, 2007.

On September 29, 2004 the Company's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Company's common shares in the United States. The Company now files under the Multi-Jurisdictional Disclosure System (MJDS). The Company's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 the Company filed a continuous registration statement on Form F-1 to register the sale, from time to time, by certain U.S. shareholders of certain securities issued to U.S. purchasers in connection with the December 2003 and September 2004 financings. On October 24, 2005 the Company filed a Form F-3 to update and replace the Form F-1.

As a consequence of the May 2005 share acquisition of DELEX, the Company acquired $10.4 million in net assets that included cash, net of DELEX debentures paid at closing, of $3.8 million and additional working capital of $0.6 million.

On August 26, 2005 the Company received regulatory approval for the Phase II clinical trial of AeroLEF™. Achieving this milestone triggered the release of 396,825 escrowed shares valued at $1,464,284. As a result of this additional consideration paid and an increase of acquisition cost $98,000, the allocation to the assets acquired as at May 2, 2005 has been adjusted to allocate the additional $1,562,284 to “Acquired Technologies”. The total consideration paid for this acquisition as at September 30, 2006 has been $11,868,272, net of acquisition costs of $541,291.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of US$4.25 for total gross proceeds of US$40,105,000. Net proceeds after costs amounted to approximately C$42,623,000. The Company intends to use the net proceeds to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at September 30, 2006, the remaining restricted proceeds were approximately $24,923,000 and unrestricted cash and short-term deposits totaled approximately $69,009,000.

On May 9, 2006, as a consequence of the acquisition of Eximias, the Company acquired $38.9 million in net assets that included $38 million of cash and negative working capital of $2,138,769.  The total purchase price approximated $38.6 million of which $3.5 million was paid in cash and the balance from the issuance of approximately 5.6 million common shares of the Company to Eximias’ shareholders. The net impact to the Company is the acquisition of approximately $34.5 million in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3,300,000, comprised of 474,657 common shares valued at $3,000,000 and $300,000 in cash will be held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction.

As at September 30, 2006 the Company had cash and cash equivalents and short-term deposits totaling $93,932,192 and payables and accrued liabilities totaling $1,595,215 compared to $88,341,434 and $3,717,965 respectively at June 30, 2006.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has certain arrangements with its subsidiaries as described in notes 2, 9 and 17 of the consolidated annual financial statements for the three fiscal years ended June 30, 2006. The Company has expensed 100% of the cost of operations and cash flows of these entities.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future. As of September 30, 2006 no amounts are owing and the amount of future fees is not determinable.

In March 2004 the Company began a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. On March 10, 2004, the Company entered into a clinical research services agreement with a contract research organization ("CRO") to conduct the trial and they contracted with others to perform services and to recruit and treat patients. The contract is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries involved, the length of time over which the clinical trial is conducted and the time for completion. The Company is liable for certain payments of clinical services costs, data management costs and pass through costs. All patients have been recruited, treated, and are now in follow-up.

The Company has also planned a similar pharmacokinetic clinical trial evaluating tesmilifene with taxotere. In June 2005 the Company entered into a contract with a CRO in the amount of £344,000 ($707,000). Either party may cancel the contract with 30 days’ notice. If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment has begun and the trial is ongoing.

In September 2005 the Company inlicensed certain technologies and committed to financial consideration of up to $700,000 depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. At September 30, 2005 the initial fee of $100,000 of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

In October 2005 the Company entered into a clinical trial management services contract relating to a clinical trial involving 120 patients at an expected cost of approximately $622,000. Either party may cancel the contract with 30 days notice. If the Company cancels, it would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.

On August 2, 2006 the Company entered into a clinical trial management services contract relating to a clinical trial for AeroLEF at an expected cost of $326,000. Either party may cancel the contract with two weeks’s notice. If the Company cancels, it is required to pay for costs incurred to date, plus a penalty of equal to 10% of the portion of the price allocated to the cancelled portion of the study.

In addition, the Company has entered into contracts for pre-clinical and other studies totaling approximately $4,901,264 of which approximately $2,335,075 had been paid or accrued to June 30, 2006.

The Company plans to continue the clinical development of tesmilifene, nimotuzumab and AeroLEF™. There are also ongoing activities directed at licensing commercial rights for these products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective purchasers should give careful consideration to the risk factors contained under “Risk Factors” in the Prospectus dated February 16, 2006. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated term of the related collaboration.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005 and workforce acquired on the acquisition of Eximias in May 2006. The intangible assets are amortized on a straight-line basis over the estimated useful life of seven years for technologies acquired and of two years for workforce from the date of acquisition. The carrying values of the intangible assets are reviewed annually to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entities
The Company has majority interests in joint ventures that are funded entirely by the Company. These joint ventures are classified as variable interest entities since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of these entities since their inception.

Stock-based compensation
In fiscal 2005, the Company adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods. The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value. Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The chief executive officer and the chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2006 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our Disclosure Controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

Share Data as at September 30, 2006:	Outstanding	Number
Common shares	$172,773,599	55,782,023
Warrants	$4,597,808	9,022,277
Note 1:  If all warrants were to be exercised, 9,022,777 shares would be issued for an aggregate consideration of $26,009,497.
Note 2:  In addition to the 55,782,023 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: November 10, 2006

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Three months ended September 30, 2006 and 2005
(Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2006	2006
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents (note 2)	$42,285,660	$2,735,317
Short-term deposits (note 2)	51,646,532	85,606,117
Accounts receivable	1,264,120	2,214,775
Prepaid expenses	400,739	318,338
	95,597,051	90,874,547

Capital assets	281,267	304,985

Intangible assets (note 4)	8,235,477	8,868,528

	$104,113,795	$100,048,060

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$873,747	$2,367,042
Accrued liabilities	721,468	1,350,923
Deferred revenue (note 7)	4,389,361	738,297
	5,984,576	4,456,262

Deferred revenue (note 7)	11,004,382	844,275

Shareholders' equity:
Share capital (note 9)	172,773,599	172,771,544
Share purchase warrants (note 6)	4,597,808	4,597,988
Contributed surplus	4,463,706	3,944,492
Deficit accumulated during the development stage	(94,710,276)	(86,566,501)
	87,124,837	94,747,523

Basis of presentation (note 1)
Commitments (note 8)

	$104,113,795	$100,048,060

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
Revenue (note 7)	$793,085	$88,508	$2,692,240
Interest income	894,712	154,499	5,784,561
	1,687,797	243,007	8,476,801

Expenses:
General and administrative	1,880,889	1,427,899	30,989,088
Licensing and product development	7,864,866	4,776,009	69,902,780
	9,745,755	6,203,908	100,891,868

Loss before the undernoted	(8,057,958)	(5,960,901)	(92,415,067)

Gain (loss) on foreign exchange	(85,817)	37,055	(306,447)

Loss on marketable securities	-	-	(1,191,329)

Loss before income taxes	(8,143,775)	(5,923,846)	(93,912,843)

Income taxes	-	-	7,300

Loss for the period	$(8,143,775)	$(5,923,846)	$(93,920,143)

Basic and diluted loss per common share	$(0.15)	$(0.15)

Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,781,996	38,788,715

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
Deficit, beginning of period	$(86,566,501)	$(60,751,894)	$-

Cost of purchasing shares for cancellation in excess of book value	-	-	(790,133)

Loss for the period	(8,143,775)	(5,923,846)	(93,920,143)

Deficit, end of period	$(94,710,276)	$(66,675,740)	$(94,710,276)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(8,143,775)	$(5,923,846)	$(93,920,143)
Items not involving cash:
Depreciation of capital assets	25,348	12,564	357,029
Amortization of intangible assets	633,051	228,528	2,039,969
Loss on marketable securities	-	-	1,191,329
Stock-based employee compensation	519,214	286,919	4,955,777
Stock-based consideration	-	100,000	292,750
Warrants-based consideration	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	868,254	(249,049)	(636,137)
Accounts payable, accrued liabilities and deferred revenue	11,688,421	(265,032)	13,747,316
	5,590,513	(5,809,916)	(71,917,335)

Financing activities:
Repayment of debentures	-	-	(1,469,425)
Issue of common shares on exercise of options	-	162,500	2,505,014
Issue of common shares on exercise of warrants	1,875	-	4,284,055
Redemption of preferred shares	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	(1,029,679)
Net proceeds from issuance of shares and warrants	-	-	123,276,729
	1,875	162,500	124,936,322

Investing activities:
Short-term deposits, net	33,959,585	29,882,472	(51,452,607)
Proceeds on sale of marketable securities	-	-	1,404,450
Additions to capital and intangible assets	(1,630)	(6,631)	(451,783)
	33,957,955	29,875,841	(50,499,940)

Increase in cash and cash equivalents	39,550,343	24,228,425	2,519,047

Net cash assumed on acquisition	-	-	39,766,613

Cash and cash equivalents, beginning of period	2,735,317	686,373	-

Cash and cash equivalents, end of period	$42,285,660	$24,914,798	$42,285,660

Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$-	$1,464,284	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	100,000	100,000

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

1.     Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 10, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP"). Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2006. These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2006.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. Operating results for the three months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ended June 30, 2007.

These unaudited interim consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on licensing and product development. It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

1.     Basis of presentation (continued):

With consideration of the restricted and unrestricted cash and short-term deposits detailed in note 2 of the unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next year.

2.     Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company will use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at September 30, 2006, the remaining restricted proceeds were $24,923,000.

Management believes that their unrestricted cash and short-term deposits at September 30, 2006 of $69,009,000 is sufficient to fund future activities related to products licensed from Cuba during and beyond the next year.

The Company's short-term deposits are held by Canadian corporate institutions.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

3.     Acquisition:

Acquisition of Eximias:

On May 9, 2006, the Company completed the acquisition of the common shares of Eximias, a privately held, development stage company in the United States. In accordance with The Canadian Institute of Chartered Accountants' Handbook Section 1581, Business Combinations, and Emerging Issues Committee 124, Definition of a Business, the acquisition was accounted for as a purchase of assets. The assets and liabilities of Eximias have been included in the unaudited interim consolidated financial statements of the Company from May 9, 2006, the date of acquisition. Consideration give at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on a preliminary determination of their fair values on the date of acquisition as follows:

Assets acquired:
Cash	$38,037,072
Short-term deposits	193,925
Capital assets	84,513
Prepaid expenses	109,101
Workforce	2,927,261
41,351,872

Liabilities assumed:
Accrued expenses	(2,432,679)
Obligations under capital leases	(9,116)
(2,441,795)

Net assets acquired	$38,910,077

Consideration given:
5,630,648 common shares	$35,063,171
Cash	3,496,906
Acquisition costs	350,000

$38,910,077

There have been no adjustments to the preliminary purchase equation during the quarter ended September 30, 2006.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

3.     Acquisition (continued):

Of the total purchase price paid, $3,300,000, comprised of 474,657 common shares valued at $3,000,000 and $300,000 in cash, will be held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction.

The fair value of the Company's common shares issued is based on the average closing price of the common shares two days before, the day of, and two days after May 9, 2006, the closing date of the acquisition.

4.     Intangible assets:

		Accumulated	Net book
September 30, 2006	Cost	amortization	value

Acquired technologies	$7,348,185	$1,430,123	$5,918,062
Workforce	2,927,261	609,846	2,317,415

	$10,275,446	$2,039,969	$8,235,477

		Accumulated	Net book
June 30, 2006	Cost	amortization	value

Acquired technologies	$7,348,185	$1,162,980	$6,185,205
Workforce	2,927,261	243,938	2,683,323

	$10,275,446	$1,406,918	$8,868,528

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

5.     Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The option exercise prices range from $1.75 to $5.74.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended
	September 30,
	2006	2005

Number of options issued	55,000	10,000
Risk-free interest rate	4.07%	3.77%
Volatility factor	51%	120%
Contractual life options	10 years	10 years
Vesting period (months)	24	24
Weighted average fair value of options granted	$1.31	$2.16
Fair value of options	$72,050	$21,600

Compensation cost recognized as an expense for the three months ended September 30, 2006 for stock-based employee compensation awards was $519,214 (2005 - $286,919).

On August 4, 2006, the Company issued 55,000 stock options to its employees. The fair value of these options of $72,050 is being expensed over the vesting period of the options.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

5.     Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months ended September 30, 2006 and the share options outstanding at the end of the period:

		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2006	4,779,789	$3.78
Granted	55,000	3.37
Cancelled/forfeited	(43,834)	2.71

Outstanding, September 30, 2006	4,790,955	3.72

Exercisable, September 30, 2006	3,010,242	$3.42

6.     Share purchase warrants:

The Company has issued warrants for the purchase of common shares, for a specified price for a specific period of time. Nominal value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of September 30, 2006. As of September 30, 2006, all outstanding warrants were exercisable.

		Weighted
		average
	Number	exercise price	Amount

Outstanding, June 30, 2006	9,022,777	$2.88	$4,597,988
Exercised	(500)	3.75	(180)

Outstanding, September 30, 2006	9,022,277	2.88	$4,597,808

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

7.     Out-licensing agreements:

(a)
On July 25, 2006, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Pursuant to the terms of the agreement, the Company has received a license fee of $14,604,255 (U.S. $14,500,000, less 10% withholding tax), recognition of which, as revenue, is deferred and amortized to income over a 48-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of events specified in the terms of the contract and royalties on the commercialized sale of the developed product. During the three months ended September 30, 2006, the Company recognized $608,511 of the license fee received.

(b)
On January 20, 2006, the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company received a license fee of $1,150,000 (U.S. $1,000,000), recognition of which, as revenue, is deferred and amortized to income over a 36-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. During the three months ended September 30, 2006, the Company recognized $96,066 of the license fee received.

(c)
On August 30, 2005, the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company received a license fee of $465,000 (U.S. $400,000), recognition of which, as revenue, is deferred and amortized to income over a 36-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. During the three months ended September 30, 2006, the Company recognized $36,816 of the license fee received (2005 - $36,816).

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

7.    Out-licensing agreements (continued):

(d)
On January 26, 2005, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is required to supply the units of licensed product required for the development program. Under the terms of the agreement, the Company received a license fee of U.S. $500,000, recognition of which, as revenue, is deferred and amortized to income over a 36-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. During the three months ended September 30, 2006, the Company recognized $51,692 of the license fee received (2005 - $51,693).

8.     Commitments:

On August 2, 2006, the Company entered into a clinical trial management services contract relating to a clinical trial for AeroLef at an expected cost of $326,000. Either party may cancel the contract with two weeks' notice. If the Company cancels, it is required to pay for costs incurred to date, plus a penalty equal to 10% of the portion of the price allocated to the cancelled portion of the study.

In addition to the above and clinical research services contracts disclosed in note 14 of the Company's annual consolidated financial statements, the Company has entered into contracts for preclinical and other studies which through to September 30, 2006 total $4,901,264, and for which $2,335,075 has been paid or accrued.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

9.     Share capital:

Issued:

	Number of
	shares	Amount

Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to a licensing agreement, October 2001	25,000	225,000
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares purchased for cancellation	(19,000)	(10,336)

Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900)	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000

Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697

Balance, June 30, 2005	38,584,288	87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171

Balance, June 30, 2006	55,781,523	172,771,544
Issued on exercise of warrants	500	2,055

Balance, September 30, 2006	55,782,023	$172,773,599

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

10.     Canadian and United States generally accepted accounting policy differences:

The unaudited interim consolidated financial statements of the Company as at and for the three months ended September 30, 2006 and 2005 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in certain respects from United States GAAP. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's unaudited interim consolidated financial statements as at September 30, 2006 and for the three months ended September 30, 2006 and 2005.

The significant differences affecting the unaudited interim consolidated financial statements are consistent with those listed in note 16 to the June 30, 2006 annual consolidated financial statements and are as noted below:

(a)  Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception be presented. For ease of presentation, these disclosures have been disclosed in the unaudited interim consolidated statements of operations and deficit and cash flows and note 7 to the unaudited interim consolidated financial statements as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

10.     Canadian and United States generally accepted accounting policy differences (continued):

        (b)  Consolidated statement of operations and deficit:

The following table reconciles loss for the year as reported in the unaudited interim consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with United States GAAP.

	Three months ended
	September 30,
	2006	2005

Loss for the period, based on Canadian GAAP	$(8,143,775)	$(5,923,846)
Reversal of capitalization of acquired technologies (ii)	-	(1,562,284)
Amortization of acquired technologies (ii)	267,142	228,528

Loss for the period and comprehensive loss based on United States GAAP	$(7,876,633)	$(7,257,602)

Basic and diluted loss per share (iii)	$(0.14)	$(0.19)

Weighted average number of common shares outstanding	55,781,996	38,788,715

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex	2,380,953	2,380,953

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

10.     Canadian and United States generally accepted accounting policy differences (continued):

(i)   Under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002. Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by Financial Accounting Standards Board ("FASB") Statement No. 123R in accordance with the modified prospective application method. Accordingly, the Company has applied the fair value-based method to all employee stock options granted on or after July 1, 2005. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the statement of operations as the requisite service is rendered. There is no difference in the compensation expense recognized by the Company under Canadian GAAP and United States GAAP for the three months ended September 30, 2006 and 2005.

Additional stock-based compensation disclosures required under United States GAAP:

As of September 30, 2006, total compensation cost related to non-vested awards not yet recognized is $2,659,477 and the weighted average period over which it is expected to be recognized is 18 months.

(ii)  Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

(iii)  Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

10.     Canadian and United States generally accepted accounting policy differences (continued):

(c)  Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

	Warrants and share capital	Deficit accumulated during the development stage	Additional paid-in capital	Total

Total shareholders' equity under United States GAAP, June 30, 2006	$177,369,532	$(90,933,372)	$2,183,380	$88,619,540
Issued on warrants	1,875	-	-	1,875
Stock-based compensation	-	-	519,214	519,214
Loss for the year	-	(7,876,633)	-	(7,876,633)

Total shareholders' equity under United States GAAP, September 30, 2006	177,371,407	(98,810,005)	2,702,594	81,263,996
Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In process research and development acquired	-	7,348,185	-	7,348,185

Amortization of in process research and development acquired	-	(1,430,122)	-	(1,430,122)

Total shareholders' equity under Canadian GAAP, September 30, 2006	$177,371,407	$(94,710,276)	$4,463,706	$87,124,837

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

10.     Canadian and United States generally accepted accounting policy differences (continued):

	Warrants and share capital	Deficit accumulated during the development stage	Additional paid-in capital	Total

Total shareholders' equity under United States GAAP, June 30, 2005	$92,801,085	$(64,581,701)	$29,816	$28,249,200
Issued on options	162,500	-	-	162,500
Issued from escrow pursuant to Delex acquisition agreement	1,464,284	-	-	1,464,284
Issued pursuant to licensing agreement	100,000	-	-	100,000
Stock-based compensation	-	-	286,919	286,919
Loss for the period	-	(7,257,602)	-	(7,257,602)

Total shareholders' equity under United States GAAP, September 30, 2005	94,527,869	(71,839,303)	316,735	23,005,301
Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In process research and development acquired	-	7,348,185	-	7,348,185
Amortization of in process research and development acquired	-	(366,288)	-	(366,288)

Total shareholders' equity under Canadian GAAP, September 30, 2005	$94,527,869	$(66,675,740)	$2,077,847	$29,929,976

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2006 and 2005
(Unaudited)

10.     Canadian and United States generally accepted accounting policy differences (continued):

(d)  Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on loss for the period as a result of this GAAP difference.

(e)  Recently issued accounting pronouncements:

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company will adopt SAB No. 108 as of June 30, 2007 under United States GAAP. The Company does not expect the adoption of SAB No. 108 to have a material impact on the consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.